Brocade 130 Holger Way, San Jose, CA 95134 T. 408.333.8000 F. 408.333.8101 www.brocade.com

May 4, 2012

Via EDGAR Transmission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-9303
Attention: Stephen Krikorian, Accounting Branch Chief

Re:    Brocade Communication Systems, Inc.
Form 10-K for the fiscal year ended October 29, 2011
Filed December 20, 2011
File No. 000-25601
Ladies and Gentlemen:
We respectfully submit this letter in response to the letter dated April 20, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission to Daniel W. Fairfax, Chief Financial Officer of Brocade Communications Systems, Inc., a Delaware corporation (the “Company”), relating to the Company's Form 10-K for the fiscal year ended October 29, 2011 filed on December 20, 2011.
In addition, for ease of reference, we have recited the comments set forth in the Comment Letter in italicized type and have followed each comment with the Company's response thereto.
Notes to Consolidated Financial Statements
Note 1. Basis Presentation
Reclassification, page 68

1.	Your response to prior comment 1 indicates that the role of the system engineer was evolving throughout 2010 and that by the end of 2010 the majority of their time was spent on pre-sales

United States Securities and Exchange Commission
May 4, 2012

activity. However, we note that your response to prior comment 3 in your letter dated February 23, 2012 indicates that by the end of 2009 the system engineers were no longer necessary for post-sales support and therefore as fiscal 2010 began the primary role of the system engineer was pre-sales. Please reconcile these two responses to clearly indicate when the role of the system engineer was primarily changed. Please describe the nature of the system engineers' activity in the beginning of fiscal 2010 and describe any activities that were not related to pre-sales activity. Indicate whether another employee group provided post-sale support starting in 2010.

In technology businesses, system engineers are typically engaged in a mix of both pre-sale and post-sale activities. The focus of their role in the Company, and therefore the amount of time they spend in these two areas, however, has changed over time as the Company has evolved its business.

Typical activities that are the responsibility of a systems engineer are summarized below:

Pre-Sales Activities:

•	Providing in-depth product and technical presentations for customers;

•	Designing potential network architectures for customers;

•	Supporting quote creation and bids to customers;

•	Providing technical support to the Company's sales team so they can understand the appropriate products to sell to the customer;

•	Providing guidance on technology trends to customers, partners and employees; and

•	Managing customer trials and proof of concept activities.

Post-Sales Activities:

•	Managing key end-user technical relationships with the Company post-sale;

•	Providing answers to customer questions about post-sales technical issues;

•	Directing new customers to the appropriate Global Services departments for assistance;

•	Answering customer questions during system installations; and

•	Providing post-sale or configuration support and advising customers on training and other customer staff technical education matters.

Our earlier responses were trying to articulate when we believe our systems engineers transitioned from spending most of their time on post-sales activities to spending most of their time on pre-sales activities.

The increase in staffing and training of our Global Services organization was substantially completed at the end of fiscal 2009 which enabled this organization to engage in more of the post-sales activities formerly performed by the systems engineers. However, the mix of activities performed by the systems engineers continued to shift to pre-sales in fiscal 2010. This continued change in sales engineer activity was enabled by a number of developments besides the build-out of the Global Services organization, including (i) investments in Global Services' support infrastructure and the expanded

United States Securities and Exchange Commission
May 4, 2012

geographic capabilities of the Global Services organization; (ii) improvements in product quality; and (iii) the active direction by sales leadership for system engineers to focus more of their time on pre-sales efforts and to pass the post-sales activities to the Global Services organization.

Please see our response to question #2 below in regards to when we believe the role of the systems engineer was primarily changed such that more of their time was spent on pre-sales activities as opposed to post-sales activities.

2.
Your response indicates that during the second half of fiscal 2010 you performed a survey of your system engineers to determine where they spend the majority of their time. Please tell us when exactly in 2010 you completed this survey and provide us with a summary of the results of the survey. As part of your response, please tell us what you mean by the “majority” of their time.

Late in fiscal 2010 based on anecdotal reports of field engagement from our Sales and Global Services management, we began to suspect that the mix of activities of the systems engineers had shifted to being more focused on pre-sales activity. At that time, we investigated whether these costs should now be included in sales and marketing expense as opposed to cost of sales on a go-forward basis.

In October 2010, we surveyed key personnel who had oversight of both our System Engineering and Global Services organizations. The purpose of the survey was to indentify the types of activities engaged in by the systems engineers and to determine where they spend the majority of their time. While we did not define “majority” we would expect that respondents used the common definition of being more than half.

In addition to identifying the activities performed by a systems engineer, which we have summarized in our response to question # 1 above, there were two key findings from this survey:

•
At the time of the survey (October 2010), the survey participants believed that it was now clear the system engineers' primary role had migrated from spending more time on post-sales activities to spending more time on pre-sales activities.

•
While the timing of this transition was less clear, it was likely that in hindsight, systems engineers began spending more time in pre-sales activities beginning sometime in the first half of fiscal 2010.

3.
Your response to prior comment 3 in your letter dated February 23, 2012 indicates that during fiscal 2009 you began to build up your Global Services organization so that they could take on the post-sales support that the system engineers were providing and that this build up was substantially completed at the end of 2009 such that the system engineers were no longer necessary to provide post-sales support. Considering that you knew by the end of 2009 that the system engineers role was in the process of changing and had substantially changed by the end of 2009 please explain to us why you did not establish procedures or controls to monitor the system

United States Securities and Exchange Commission
May 4, 2012

engineers time such that you could allocate their time between pre- and post-sales support as well as determine when the transition was complete. Tell us whether the system engineers were directed to stop providing post-sales activity at a certain point in time. Please advise.
The customer engagement model for a systems engineer can be viewed as a cyclic process. A potential customer is first engaged by our sales representatives and based on level of customer interest, a sales engineer is assigned and begins engagement with the customer. During the sales process the sales engineer will gather customer requirements and propose various technical options. After the customer implementation is complete the sales engineer will check in with the customer periodically to make sure that the products purchased are operating as expected, in addition because of the customer's familiarity with the assigned sales engineer the customer will in many cases call the sales engineer to ask technical questions or seek guidance on how to best access the Global Services organization and other Company resources. During these post-sale customer interactions frequently the sales engineer is asked to respond on new customer projects. This begins the sales engineers' engagement cycle once again. The typical sales engineer engagement model can thus be viewed as pre-sale activity, the actual sale, post-sale activity, and then back to pre-sale activity and a follow-on sale. Therefore any given interaction with an existing customer is likely a tightly intertwined mix of pre-sales and post-sales activities. Our Sales and Global Services leadership emphasized in fiscal 2010 the need for system engineers to focus on pre-sales activities and directed the system engineers to efficiently educate the customer to engage Global Services directly with post-sale support cases and other routine post-sales activities. However, we do not believe it is either desirable or in the customer's best interest for systems engineers to completely stop engaging in post-sales activities. The role of the Company's sales engineer is very typical for both the networking industry and information technology sales.
As discussed in our response to question #1, in fiscal 2010, the systems engineering role was in a time of transition. Late in fiscal 2010, we began to suspect that the mix of activities of the systems engineers had shifted to being more focused on pre-sales activity. We then conducted the survey discussed in response to question #2 with the expectation that this survey would support reclassifying the costs associated with systems engineers to sales and marketing expense on a go-forward basis. However, based on the results of the survey, we concluded it was more appropriate to reflect these costs as a component of sales and marketing expense in fiscal 2010. See response to question #4 below.
We have not established a system that would enable us to allocate the time spent by system engineers to pre-sales and post-sales activities. We do not believe this is standard practice in our industry and such an allocation would actually make it more difficult for investors to compare our financial performance to that of our peers. In addition, we believe any such system would either be based on highly subjective estimations or be impractical to implement.

4.	Your response indicates that you elected to reclass the full year rather than try to identify a specific, subjective transition point. Explain why the full year was an appropriate basis for

United States Securities and Exchange Commission
May 4, 2012

classifying the system engineer's expense in 2010. Please explain whether you believe that the post-sales support activity during the transition period was not material to your income statement presentation.
In presenting our financial results for fiscal 2010 we elected to include all of the costs of systems engineers as a component of sales and marketing expense for the full year. Our decision to present our financial results for fiscal 2010 this way was based on consideration of the following factors:

•
We believe using the beginning of a fiscal year as the transition point makes our financial statements more useful for investors in that it is easier for investors to compare our financial results to our own year over year results and the financial results of our peers.

•
We believe it is likely that in the first half of fiscal 2010 that the systems engineers began to spend the majority of their time (more than half) on pre-sales activities; however, no precise determination of when the systems engineers began spending the majority of their time on pre-sales activities can be made.

•
It is not possible to accurately quantify the time spent by sales engineers on post-sales and pre-sales activities and therefore determine even with a reasonable estimate the allocation of costs between these two activity types. In addition, we believe that such an allocation would be inconsistent with industry practice and make it more difficult for investors to compare our financial results to those of our peers.

We do not believe that the allocation of these costs between sales and marketing expenses and cost of sales would be material to the readers of our financial statements for the following reasons:

•	Such an allocation would have no impact on reported operating income, net income and earnings per share.

•	Such an allocation would not change results in order to meet investors' expectations.

•	Such an allocation does not affect our compliance with regulatory requirements, compliance with loan covenants or other contractual requirements.

•	Such an allocation does not have any impact on management compensation.

•	Such an allocation does not involve concealment of an unlawful transaction.
Furthermore we provided specific disclosures regarding this change in presentation in our Notes to Consolidated Financial Statements and in our Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K to allow a reader of our financial statements to have an insight to these expenses over comparable periods to ensure transparency within our financial statements and to analyze the future prospects of the Company. We also highlighted this change in presentation during our communications with the investment community for further transparency.

United States Securities and Exchange Commission
May 4, 2012

Please direct your questions or comments regarding the Company's responses to the undersigned at dfairfax@brocade.com or (408) 333‑7075 with a copy to Tyler Wall, Vice President, General Counsel and Corporate Secretary at twall@brocade.com or (408) 333‑5547. Thank you for your assistance.

Sincerely,

Brocade Communications Systems, Inc.

By: /s/ Daniel W. Fairfax
Daniel W. Fairfax
Chief Financial Officer and Vice President, Finance

cc: Tyler Wall